IMEDIA BRANDS, Inc.

6740 Shady Oak Road

Eden Prairie, MN 55344-3433

Telephone: (952) 943-6000

VIA EDGAR

August 10, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	iMedia Brands, Inc.
Registration Statement on Form S-3
File No. 333-258519

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), iMedia Brands, Inc. (the “Company”) hereby requests acceleration of the effective date and time of the above-referenced registration statement (the “Registration Statement”) to August 12, 2021, at 4:00 p.m. Eastern Time or as soon thereafter as is practicable.

Once the Registration Statement is effective, please inform our counsel, Faegre Drinker Biddle & Reath LLP, by calling Jonathan R. Zimmerman at (612) 766-8419.

Sincerely,

IMEDIA BRANDS, Inc.

By:	/s/ Timothy A. Peterman
Timothy A. Peterman
Chief Executive Officer

cc: Jonathan R. Zimmerman

Faegre Drinker Biddle & Reath LLP